Exhibit 3.2.1

Amendment No. 1 to Fourth Amended and Restated Bylaws of HCP, Inc.

Effective as of October 25, 2007, HCP, Inc. amended its Fourth Amended and Restated Bylaws by replacing Article III, Section 1 with the following:

“Section 1.        NUMBER AND TERM — At any regular meeting or at any special meeting called for that purpose, a majority of the entire Board of Directors may establish, increase or decrease the number of directors, provided, that the number thereof shall never be less than three (3), nor more than eleven (11), and further provided that the tenure of office of a director shall not be affected by any decrease in the number of directors. Notwithstanding the foregoing, upon the occurrence of a default in the payment of dividends of any class or series of preferred stock, or any other event, which will entitle the holders of any class or series of preferred stock to elect additional directors of the Corporation, the number of directors of the Corporation will thereupon be increased by the number of additional directors to be elected by the holders of such class or series of preferred stock, and such increase in the number of directors shall remain in effect for so long as the holders of such class of series of preferred stock are entitled to elect such additional directors. Directors need not be stockholders.”